Mail Stop 6010

March 21, 2007

Mr. Michael Yom, Chief Executive Officer
Biofield Corp.
1615 Walnut Street. 3rd Floor
Philadelphia, Pennsylvania 19103

<u>Via U S Mail and FAX [(215) 972-6988]</u>

     Re: Biofield Corp.
           Form 8-K for Item 4.01
           Filed March 21, 2007
           File No. 0-27848

Dear Mr. Yom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Form 8-K Filed March 21, 2007

Please amend your report to revise the disclosures about disagreements for Item 304(a)(1)(iv) of Regulation S-B to specifically cover the last two fiscal years and the interim period from the date of the last audited financial statements to the date the former accountants resigned.

Please amend your report to include the required letter from your former accountants. See Item 304(a)(3) of Regulation S-B. That letter should also address the revised disclosures in your amendment.

Please file your amendment via EDGAR with your response to our comment letter within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant

Copy To: Richard E. Brodsky, Esq.
             Squire, Sanders & Dempsey LLP
             FAX   (305) 577-7001